Exhibit 12.1

Ratio of Consolidated Earnings to Fixed Charges

Charter Communications, Inc. and Subsidiaries

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
Earnings
Income (Loss) before Noncontrolling Interest and Income Taxes	$58	$(70)	$(47)	$(56)	$(84)
Fixed Charges	885	970	914	697	641

Total Earnings	$943	$900	$867	$641	$557

Fixed Charges
Interest Expense	$853	$926	$883	$671	$620
Amortization of Debt Costs	24	37	24	20	15
Interest Element of Rentals	8	7	7	6	6

Total Fixed Charges	$885	$970	$914	$697	$641

Ratio of Earnings to Fixed Charges(1)	1.07x	—	—	—	—

(1)	Earnings for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013 were insufficient to cover fixed charges by $70 million, $47 million, $56 million and $84 million, respectively. As a result of such deficiencies, the ratios are not presented above.

1